Exhibit 99.2

Second Quarter Report - 2012

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS

(In millions of United States dollars, except for per share amounts - Unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2012	2011	2012	2011
Revenues	6(d)	$1,113	$1,323	$2,462	$2,539
Mine operating costs
Production costs	4	(465)	(512)	(1,024)	(963)
Depreciation and depletion	5(d) & 6	(154)	(178)	(312)	(342)
		(619)	(690)	(1,336)	(1,305)
Earnings from mine operations		494	633	1,126	1,234
Exploration and evaluation costs	5(b)	(16)	(14)	(35)	(26)
Share of net losses of associates	5(c)	(17)	(8)	(39)	(6)
Corporate administration		(57)	(61)	(129)	(119)
Earnings from operations and associates	6	404	550	923	1,083
Impairment of available-for-sale securities	8(b)	(57)	(1)	(62)	(1)
Gains on disposition of securities, net	8(b)	-	-	-	320
Gains on derivatives, net	8(a)	67	72	122	15
Finance costs		(10)	(5)	(16)	(11)
Other (expenses) income	8(c)(i)	(8)	13	6	35
Earnings before taxes		396	629	973	1,441
Income taxes	7 & 8(c)(iii)	(128)	(140)	(226)	(301)
Net earnings attributable to shareholders of Goldcorp Inc.		$268	$489	$747	$1,140
Net earnings per share
Basic	10	$0.33	$0.61	$0.92	$1.43
Diluted	10	0.26	0.52	0.78	1.35

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report - 2012

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of United States dollars - Unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2012	2011	2012	2011
Net earnings attributable to shareholders of Goldcorp Inc.		$268	$489	$747	$1,140
Other comprehensive loss, net of tax	8(b)

Mark-to-market losses on securities		(78)	(61)	(66)	(124)

Reclassification adjustment for impairment losses included in net earnings		50	1	55	1

Reclassification adjustment for realized gains on disposition of securities recognized in net earnings		-	-	-	(295)
		(28)	(60)	(11)	(418)
Total comprehensive income attributable to shareholders of Goldcorp Inc.		$240	$429	$736	$722

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report - 2012

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of United States dollars - Unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2012	2011	2012	2011
Operating Activities
Net earnings		$268	$489	$747	$1,140
Adjustments for:
Reclamation expenditures		(6)	(6)	(11)	(10)
Gains on disposition of securities, net	8(b)	-	-	-	(320)
Items not affecting cash
Depreciation and depletion	5(d) & 6	154	178	312	342
Share of net losses of associates	5(c)	17	8	39	6
Share-based compensation expense	9(c) & (d)	22	31	50	53
Impairment of available-for-sale securities	8(b)(i)	57	1	62	1
Realized gains on share purchase warrants	8(a)	-	(33)	-	(33)
Unrealized (gains) losses on derivatives, net	8(a)	(67)	(43)	(122)	6
Accretion of reclamation and closure cost obligations		4	4	8	7
Impairment of Primero Convertible Note	8(c)(i)	8	-	8	-
Deferred income tax expense (recovery)	7	64	90	(91)	(10)
Other		(1)	(2)	(2)	(2)
Change in working capital	11	34	(387)	(124)	(264)
Net cash provided by operating activities		554	330	876	916
Investing Activities
Expenditures on mining interests	6(g)	(584)	(405)	(1,124)	(751)
Deposits on mining interests expenditures		(46)	(8)	(96)	(14)
Interest paid	6(g)	-	-	(9)	(9)
Return of capital investment in Pueblo Viejo	5(e)	-	-	-	64
Purchases of securities and other investments	11	(3)	(24)	(17)	(30)
Proceeds from sales of securities and maturity of investments, net	11	10	-	283	519
Other		3	(1)	11	(5)
Net cash used in investing activities of continued operations		(620)	(438)	(952)	(226)
Net cash provided by (used in) investing activities of discontinued operations	11	-	(88)	5	(88)
Financing Activities
Common shares issued, net of issue costs		3	384	9	395
Dividends paid to shareholders	10	(110)	(82)	(219)	(157)
Net cash (used in) provided by financing activities		(107)	302	(210)	238
Effect of exchange rate changes on cash and cash equivalents		-	(8)	-	(18)
(Decrease) increase in cash and cash equivalents		(173)	98	(281)	822
Cash and cash equivalents, beginning of period		1,394	1,280	1,502	556
Cash and cash equivalents, end of period		$1,221	$1,378	$1,221	$1,378

Supplemental cash flow information (note 11)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report - 2012

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(In millions of United States dollars - Unaudited)

	Note	June 30 2012	December 31 2011
Assets
Current assets
Cash and cash equivalents	11	$1,221	$1,502
Accounts receivable	8(a)	456	473
Inventories and stockpiled ore		665	574
Notes receivable	8(c)(i)	27	40
Other		170	361
		2,539	2,950
Mining interests
Owned by subsidiaries	5	23,335	22,673
Investments in associates	5	1,753	1,536
	5	25,088	24,209
Goodwill		1,737	1,737
Investments in securities	8(b)	150	207
Note receivable		42	42
Deposits on mining interests expenditures		122	73
Other		196	156
Total assets	6	$29,874	$29,374
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$652	$619
Income taxes payable		118	48
Derivative liabilities	8(a)	75	65
Other		25	39
		870	771
Deferred income taxes		5,481	5,560
Long-term debt		759	737
Derivative liabilities	8(a)	120	237
Provisions		398	375
Income taxes payable		92	113
Other		95	96
Total liabilities		7,815	7,889
Equity
Shareholders’ equity
Common shares, stock options and restricted share units		17,049	16,992
Investment revaluation reserve		32	43
Retained earnings		4,765	4,237
		21,846	21,272
Non-controlling interest		213	213
Total equity		22,059	21,485
Total liabilities and equity		$29,874	$29,374

Commitments and contingencies (notes 8(c)(ii) & 12)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report - 2012

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of United States dollars, shares in thousands - Unaudited)

	Common Shares

	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non-controlling interest	Total

At January 1, 2012	809,941	$16,793	$ 199	$ 43	$4,237	$21,272	$ 213	$21,485

Total comprehensive income

Net earnings	-	-	-	-	747	747	-	747

Other comprehensive loss	-	-	-	(11)	-	(11)	-	(11)

	-	-	-	(11)	747	736	-	736

Stock options exercised and restricted share units vested (notes 9(a) & (b))	642	27	(18)	-	-	9	-	9

Share-based compensation expense (note 9(c))	-	-	48	-	-	48	-	48

Dividends (note 10)	-	-	-	-	(219)	(219)	-	(219)

At June 30, 2012	810,583	$16,820	$ 229	$ 32	$4,765	$21,846	$ 213	$22,059

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non-controlling interest	Total

At January 1, 2011	798,374	$16,258	$149	$460	$2,686	$19,553	$ 213	$19,766

Total comprehensive income

Net earnings	-	-	-	-	1,140	1,140	-	1,140

Other comprehensive loss	-	-	-	(418)	-	(418)	-	(418)

	-	-	-	(418)	1,140	722	-	722
Shares issued in connection with the exercise of share purchase warrants	7,849	372	-	-	-	372	-	372

Stock options exercised and restricted share units issued and vested (notes 9(a) & (b))	1,384	58	(21)	-	-	37	-	37

Share-based compensation expense (note 9(c))	-	-	49	-	-	49	-	49

Dividends (note 10)	-	-	-	-	(157)	(157)	-	(157)

At June 30, 2011	807,607	$16,688	$177	$42	$3,669	$20,576	$ 213	$20,789

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc. is the ultimate parent company of its consolidated group (“Goldcorp” or “the Company”). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The Company is a gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.

At June 30, 2012, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States.

The Company’s significant development projects at June 30, 2012 were comprised of the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the Pueblo Viejo gold project (40% interest) in the Dominican Republic (note 12(b)); the El Morro gold/copper project (70% interest) in Chile (note 12(a)); the Noche Buena and Camino Rojo gold/silver projects in Mexico and the Cerro Blanco gold/silver project in Guatemala. The Company also owns a 35.3% equity interest in Primero Mining Corp. (“Primero”), a publicly traded company engaged in the production of precious metals with operations (primarily the San Dimas gold/silver mine (“San Dimas”)) in Mexico, and a 40.5% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company focused on the exploration and development of resource properties, with a principal objective to develop the Escobal silver project in Guatemala (“Escobal”).

2.	BASIS OF PREPARATION

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted and these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2011.

The accounting policies applied in preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2011, with the exception of certain amendments to accounting standards issued by the IASB, which were applicable from January 1, 2012. These amendments did not have a significant impact on the Company’s unaudited condensed interim consolidated financial statements.

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements and estimates applied in the preparation of the Company’s unaudited

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Second Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

condensed interim consolidated financial statements are consistent with those applied and disclosed in notes 5 and 6 to the Company’s consolidated financial statements for the year ended December 31, 2011.

The Company’s interim results are not necessarily indicative of its results for a full year.

Basis of consolidation

These unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. All amounts are expressed in millions of United States (“US”) dollars, unless otherwise stated. References to C$ are to Canadian dollars. The principal subsidiaries (mine site and operating segments) of Goldcorp and their geographic locations at June 30, 2012 were as follows:

Direct parent company (mine site and operating segment) (note 6)	Location	Ownership interest	Mining properties and development projects owned (note 5)
Red Lake Gold Mines Ontario Partnership (“Red Lake”)	Canada	100%	Red Lake and Campbell Complexes, and Cochenour project

Goldcorp Canada Ltd./Goldcorp Inc. (“Porcupine”)	Canada	100%	Porcupine mines

Goldcorp Canada Ltd./Goldcorp Inc. (“Musselwhite”)	Canada	100%	Musselwhite mine

Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Éléonore project

Minera Peñasquito S.A. de C.V. and Camino Rojo S.A. de C.V. (“Peñasquito”)	Mexico	100%	Peñasquito mine, and Camino Rojo and Noche Buena projects

Desarrollos Mineros San Luis S.A. de C.V. (“Los Filos”)	Mexico	100%	Los Filos mines

Minas de la Alta Pimeria S.A. de C.V. (“El Sauzal”)	Mexico	100%	El Sauzal mine

Montana Exploradora de Guatemala S.A. (“Marlin”)	Guatemala	100%	Marlin mine

Entre Mares de Guatemala S.A. (“Cerro Blanco”)	Guatemala	100%	Cerro Blanco project

Oroplata S.A. (“Cerro Negro”)	Argentina	100%	Cerro Negro project

Wharf Resources (USA) Inc. (“Wharf”)	United States	100%	Wharf mine

Sociedad Contractual Minera El Morro (“El Morro”)	Chile	70%	El Morro project (note 12(a))

Intercompany transactions and balances between the Company and its subsidiaries are eliminated.

These unaudited condensed interim consolidated financial statements also include the following significant investments in associates that are accounted for using the equity method and investments in a jointly controlled entity and jointly controlled assets that are proportionately consolidated:

	Location	Ownership interest	Mining properties and development projects owned (note 5)
Associates
Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40%	Pueblo Viejo project (note 12(b))
Primero Mining Corp.	Mexico	35.3%	San Dimas mine
Tahoe Resources Inc.	Guatemala	40.5%	Escobal project
Jointly controlled entity
Minera Alumbrera Limited (“Alumbrera”)	Argentina	37.5%	Alumbrera mine
Jointly controlled assets
Marigold Mining Company (“Marigold”)	United States	66.7%	Marigold mine

Intercompany transactions between the Company and its jointly controlled entity and jointly controlled assets are eliminated to the extent of the Company’s interest. Intercompany transactions between the Company and its associates are recognized only to the

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Second Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

extent of unrelated investors’ interests in the associates. Intercompany balances between the Company and its associates are not eliminated. Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries, associates and joint ventures, to conform the significant accounting policies used in their preparation to those used by the Company.

3.	CHANGES IN ACCOUNTING STANDARDS

Changes in accounting standards effective in 2013 and 2015 are disclosed in the Company’s consolidated financial statements for the year ended December 31, 2011. The Company anticipates the most significant of these changes to be as follows:

Consolidation

IFRS 10 – Consolidated Financial Statements (“IFRS 10”), IFRS 11 – Joint Arrangements (“IFRS 11”), IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) and amendments to IAS 27 – Separate Financial Statements (“IAS 27”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) are effective for annual periods beginning on or after January 1, 2013. The suite of five new standards establishes control as the basis for consolidation and provides enhanced disclosure requirements for the Company’s interests in other entities and the effects of those interests on the Company’s consolidated financial statements.

The Company has undertaken a preliminary assessment of the impact that IFRS 11 is expected to have on its consolidated financial statements. As a result of the application of IFRS 11, the Company anticipates that its 37.5% interest in Alumbrera, which is currently proportionately consolidated in the Company’s unaudited condensed interim consolidated financial statements, will be required to be accounted for using the equity method and the Company’s share of net earnings and net assets will be separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. For the three and six months ended June 30, 2012, the net effect of accounting for Alumbrera using the equity method would be to remove the Company’s share of revenues and expenses of Alumbrera and increase Goldcorp’s share of earnings of equity investees by $1 million and $37 million, respectively, with no impact to net earnings (note 6).

The impact on the Condensed Interim Consolidated Balance Sheet as at June 30, 2012 would be a net increase to mining interests of $31 million and a decrease to other assets and total liabilities of $236 million and $205 million, respectively. Using the equity method to account for the Company’s share of Alumbrera’s operating, financing and investing cash flows for the three and six months ended June 30, 2012 would result in a decrease to operating cash flows of $43 million and $28 million, respectively, and an increase to investing activities of $4 million and $9 million, respectively. The Company does not anticipate IFRS 10, IFRS 12 and the revised IAS 27 and IAS 28 to have a significant impact on its consolidated financial statements.

Stripping costs in the production phase of a surface mine

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine, effective for annual periods beginning on or after January 1, 2013, clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”), which will be effective for annual periods commencing on or after January 1, 2015. IFRS 9 is intended to reduce the complexity of classification and measurement of financial instruments. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

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Second Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

4.	PRODUCTION COSTS

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
Raw materials and consumables	$284	$251	$542	$491
Salaries and employee benefits (i)	109	117	230	222
Contractors	86	75	173	145
Royalties	28	34	62	71
Reclamation and closure cost obligations	-	(10)	-	(17)
Change in inventories (ii)	(78)	(18)	(67)	(59)
Other	36	63	84	110
	$465	$512	$1,024	$963

(i)

Excludes $15 million and $31 million of salaries and employee benefits included in corporate administration expense for the three and six months ended June 30, 2012, respectively (three and six months ended June 30, 2011 – $12 million and $26 million, respectively).

(ii)

The change in inventories for the three and six months ended June 30, 2012, represents an increase of $13 million and decrease of $20 million in finished goods inventories, respectively; a decrease in stockpiled ore of $2 million and $3 million, respectively; and an increase in work-in-process inventories of $67 million and $90 million, respectively (three and six months ended June 30, 2011 – a decrease of $5 million and increase of $31 million in finished goods inventories, respectively; a decrease in stockpiled ore of $nil and $1 million, respectively; and an increase in work-in-process inventories of $23 million and $29 million, respectively).

5.	MINING INTERESTS

	Mining properties

	Depletable	Non-depletable

	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment	Investments in associates(c)	Total
Cost

At January 1, 2012	$7,087	$5,682	$8,833	$3,993	$1,536	$27,131

Expenditures on mining interests (a)(b)	334	293	-	310	256	1,193

Share of net losses of associates (c)	-	-	-	-	(39)	(39)

Transfers and other movements (f)	154	186	(315)	16	-	41

At June 30, 2012	7,575	6,161	8,518	4,319	1,753	28,326

Accumulated depreciation and depletion

At January 1, 2012	(1,780)	-	-	(1,142)	-	(2,922)

Depreciation and depletion (d)	(176)	-	-	(154)	-	(330)

Transfers and other movements (f)	(44)	-	-	58	-	14

At June 30, 2012	(2,000)	-	-	(1,238)	-	(3,238)

Carrying amount - June 30, 2012	$5,575	$6,161	$8,518	$3,081	$1,753	$25,088

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Second Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

	Mining properties

	Depletable	Non-depletable

	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment	Investments in associates (c)(e)	Total

Cost

At January 1, 2011	$6,147	$4,995	$9,649	$3,403	$1,251	$25,445

Expenditures on mining interests (a)(b)	442	431	13	475	447	1,808

Share of net losses of associates (c)	-	-	-	-	(98)	(98)

Return of capital invested (e)	-	-	-	-	(64)	(64)

Transfers and other movements(f)	498	256	(829)	115	-	40

At December 31, 2011	7,087	5,682	8,833	3,993	1,536	27,131

Accumulated depreciation and depletion

At January 1, 2011	(1,357)	-	-	(863)	-	(2,220)

Depreciation and depletion (d)	(423)	-	-	(307)	-	(730)

Transfers and other movements (f)	-	-	-	28	-	28

At December 31, 2011	(1,780)	-	-	(1,142)	-	(2,922)

Carrying amount - December 31, 2011	$5,307	$5,682	$8,833	$2,851	$1,536	$24,209

A summary by property of the carrying amount of mining properties is as follows:

	Mining Properties

	Depletable	Non-depletable

	Reserves and resources	Reserves and resources	Exploration potential	Plant & equipment	June 30 2012	December 31 2011
Red Lake (g)	$618	$ 868	$759	$442	$2,687	$2,592

Porcupine	267	58	-	140	465	442

Musselwhite	143	6	119	220	488	467

Éléonore (a)	-	1,119	-	293	1,412	1,235

Peñasquito (a)(g)	3,073	766	5,591	1,131	10,561	10,488

Los Filos	522	37	-	184	743	733

El Sauzal	74	-	-	15	89	101

Marlin	465	62	35	165	727	725

Cerro Blanco	-	146	-	11	157	129

Alumbrera	234	-	13	157	404	424

Cerro Negro (a)	-	1,891	1,780	167	3,838	3,670

Marigold	155	5	20	54	234	222

Wharf	24	-	-	15	39	36

El Morro (a)	-	1,203	115	17	1,335	1,272

Corporate and other	-	-	86	70	156	137
	$5,575	$ 6,161	$8,518	$3,081	23,335	22,673

Investments in associates

Pueblo Viejo (e)					1,310	1,052

Primero (c)					80	100

Tahoe					363	384
					1,753	1,536
					$25,088	$24,209

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Second Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

(a)	Includes capitalized borrowing costs incurred during the three and six months ended June 30 as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
Éléonore	$3	$1	$6	$3
Camino Rojo	2	3	4	5
Cerro Negro	6	7	12	13
El Morro	4	4	8	8
	$15	$15	$30	$29

The amounts capitalized were determined by applying the weighted average cost of borrowings during the three and six months ended June 30, 2012 and 2011 of 8.57% proportionately to the accumulated qualifying expenditures on mining interests.

(b)

During the three and six months ended June 30, 2012, the Company incurred $56 million and $119 million, respectively (three and six months ended June 30, 2011 - $52 million and $84 million, respectively), in exploration and evaluation expenditures, of which $40 million and $84 million, respectively (three and six months ended June 30, 2011 - $38 million and $58 million, respectively), have been capitalized and included in expenditures on mining interests. The remaining $16 million and $35 million, respectively (three and six months ended June 30, 2011 - $14 million and $26 million, respectively), were expensed.

(c)

The Company recognized an additional impairment expense of $4 million and $23 million during the three and six months ended June 30, 2012, respectively (year ended December 31, 2011 – $65 million), relating to the Company’s investment in Primero as a result of a continued decline in the quoted market price of Primero shares. The Company has determined that its equity investment should be written down to the closing share price of Primero at the balance sheet date.

(d)

Depreciation and depletion expensed for the three and six months ended June 30, 2012 was $154 million and $312 million, respectively (three and six months ended June 30, 2011 - $178 million and $342 million, respectively), as compared to total depreciation and depletion of $170 million and $330 million, respectively (three and six months ended June 30, 2011 - $177 million and $354 million, respectively), due to the capitalization of depreciation and depletion of $9 million and $21 million, respectively (three and six months ended June 30, 2011 - $nil and $6 million, respectively), relating to development projects, and movements in amounts allocated to work in progress inventories of $7 million and $(3) million, respectively (three and six months ended June 30, 2011 - $(1) million and $6 million, respectively).

(e)

During the three months ended March 31, 2011, the Company received a $64 million return of its investment in Dominicana Holdings Inc., the entity that indirectly owns the Pueblo Viejo project, which has been accounted for as a reduction in the Company’s investments in associates balance included in mining interests. There was no return of investment received during the three and six months ended June 30, 2012.

(f)

Transfers and other movements primarily represent the reclassification of carrying amounts of reserves, resources and exploration potential as a result of the conversion of the categories of mining properties, and deposits on mining interests which are capitalized and included in the carrying amounts of the related mining properties during the period.

(g)

The Company’s 100% interests in the Camino Rojo gold project in Mexico and the Cochenour gold project in Canada are included in the carrying amounts of the Peñasquito and Red Lake mining property, respectively.

GOLDCORP    |  11

Second Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

6.	SEGMENTED INFORMATION

Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

	Revenues (d)	Depreciation and depletion	Earnings (loss) from operations and associates (e)(f)	Expenditures on mining interests (g)
	Three months ended June 30, 2012

Red Lake (a)	$158	$17	$82	$72

Porcupine	121	14	53	27

Musselwhite	93	11	32	25

Éléonore	-	-	-	89

Peñasquito (a)	337	48	130	71

Los Filos	136	14	76	27

El Sauzal	36	9	13	3

Marlin	140	25	66	23

Cerro Blanco	-	-	-	14

Alumbrera	32	9	3	4

Cerro Negro	-	-	-	98

Marigold	29	3	13	10

Wharf	31	1	17	3

El Morro	-	-	-	36

Pueblo Viejo	-	-	1	118

Other (c)	-	3	(82)	18

Total	$1,113	$154	$404	$638

	Three months ended June 30, 2011

Red Lake (a)	$243	$22	$158	$68

Porcupine	96	20	32	22

Musselwhite	88	8	32	16

Éléonore	-	-	-	36

Peñasquito (a)	317	46	102	20

Los Filos	126	18	67	13

El Sauzal	34	13	7	3

Marlin	190	27	122	26

Cerro Blanco	-	-	-	12

Alumbrera	169	17	71	1

Cerro Negro	-	-	-	32

Marigold	39	5	14	4

Wharf	21	1	11	2

El Morro	-	-	-	25

Pueblo Viejo	-	-	-	121

Other (c)	-	1	(66)	3

Total	$1,323	$178	$550	$404

GOLDCORP    |  12

Second Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

	Revenues (d)	Depreciation and depletion	Earnings (loss) from operations and associates (e)(f)	Expenditures on mining interests (g)
	Six months ended June 30, 2012

Red Lake (a)	$353	$35	$194	$133

Porcupine	224	27	92	49

Musselwhite	187	21	63	44

Éléonore	-	-	-	176

Peñasquito (a)	756	98	299	143

Los Filos	277	25	162	44

El Sauzal	71	18	26	6

Marlin	285	46	144	46

Cerro Blanco	-	-	-	26

Alumbrera	170	27	54	7

Cerro Negro	-	-	-	150

Marigold	74	7	35	20

Wharf	65	2	35	4

El Morro	-	-	-	64

Pueblo Viejo	-	-	2	256

Other (c)	-	6	(183)	25

Total	$2,462	$312	$923	$1,193

	Six months ended June 30, 2011

Red Lake (a)	$499	$47	$325	$126

Porcupine	178	41	50	44

Musselwhite	184	18	72	34

Éléonore	-	-	-	73

Peñasquito (a)	576	86	208	38

Los Filos	256	32	142	32

El Sauzal	68	19	22	7

Marlin	359	53	229	45

Cerro Blanco	-	-	-	22

Alumbrera	308	32	116	1

Cerro Negro	-	-	-	50

Marigold	71	9	23	8

Wharf	40	2	16	3

El Morro	-	-	-	40

Pueblo Viejo	-	-	-	237

Other (c)	-	3	(120)	3

Total	$2,539	$342	$1,083	$763

GOLDCORP    |  13

Second Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

	Total Assets

	June 30 2012	December 31 2011

Red Lake (a)	$3,146	$3,039

Porcupine	507	483

Musselwhite	516	488

Éléonore	1,293	1,269

Peñasquito (a)	11,621	11,363

Los Filos	1,288	1,226

El Sauzal	237	222

Marlin	931	1,159

Cerro Blanco (h)	161	133

Alumbrera	640	632

Cerro Negro (i)	4,926	4,732

Marigold	355	324

Wharf	115	105

El Morro	1,369	1,292

Pueblo Viejo (b)	1,310	1,052

Other (c)	1,459	1,855

Total	$29,874	$29,374

(a)	The Company’s 100% interests in the Camino Rojo gold project in Mexico and Cochenour gold project in Canada are included in the Peñasquito and Red Lake reportable operating segment, respectively.

(b)	Total assets include the reduction in the Company’s investment balance as a result of the $64 million return of the Company’s investment received during the year ended December 31, 2011.

(c)

Includes corporate activities, the Company’s investments in and results of Primero and Tahoe, certain exploration properties in Mexico and corporate assets which have not been allocated to the above segments. Total corporate assets at June 30, 2012 were $930 million (December 31, 2011 – $1,285 million).

(d)

The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party refineries.

GOLDCORP    |  14

Second Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

The Company’s revenues (excluding attributable share of revenues from associates) for the three and six months ended June 30 are as follows:

	Three Months Ended June 30		Six Months Ended June 30

	2012	2011	2012	2011

Gold	$847	$918	$1,778	$1,792

Silver	170	210	405	383

Copper	14	107	102	197

Zinc	58	49	116	97

Lead	22	35	56	64

Other	2	4	5	6

	$1,113	$1,323	$2,462	$2,539

(e)	Intersegment sales and transfers are eliminated in the above information reported to the Company’s chief operating decision maker.

(f)

The $8 million of net expenses and $50 million of net income for the three and six months ended June 30, 2012, respectively (three and six months ended June 30, 2011 – net income of $79 million and $358 million, respectively), which reconciles the Company’s earnings from operations and associates of $404 million and $923 million, respectively (three and six months ended June 2011 – $550 million and $1,083 million, respectively), to the Company’s earnings before taxes of $396 million and $973 million, respectively (three and six months ended June 2011 – $629 million and $1,441 million, respectively), mainly arose from corporate activities and would be primarily allocated to the Other reportable operating segment.

(g)

Segmented expenditures on mining interests include capitalized borrowing costs, net of investment tax credits and are presented on an accrual basis. Expenditures on mining interests and interest paid in the Condensed Interim Consolidated Statements of Cash Flows are presented on a cash basis. For the three and six months ended June 30, 2012, the change in accrued expenditures was an increase of $54 million and $60 million, respectively (three and six months ended June 30, 2011 - a decrease of $1 million and an increase of $3 million, respectively).

(h)

On June 28, 2012, the Guatemalan government announced a proposed constitutional amendment which will give the government up to a 40 percent stake in new mining projects that have not begun the licensing process. The amendment is not expected to apply to current projects and operating mines. The proposed constitutional change will be presented to the Legislature on August 1, 2012. The Company does not anticipate that the proposed constitutional amendment would impact the Company’s Cerro Blanco development project, should the amendment be approved by the Legislature.

(i)

In respect of government regulations, the Company became subject to import restrictions enacted in Argentina relating to equipment, materials and services required for the construction of the Cerro Negro project. In addition, new import substitution requirements were announced in May 2012 requiring the Company to submit its import programs for review 120 days in advance. These new regulations may subject the Company to delays in the project schedule.

GOLDCORP    |  15

Second Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

7.	INCOME TAXES

	Three Months Ended June 30		Six Months Ended June 30

	2012	2011	2012	2011

Current income tax expense	$64	$50	$317	$311

Deferred income tax expense (recovery)	64	90	(91)	(10)

Income taxes	$128	$140	$226	$301

Income tax expense for the three and six months ended June 30 differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. These differences result from the following items:

	Three Months Ended June 30		Six Months Ended June 30

	2012	2011	2012	2011

Earnings before taxes	$396	$629	$973	$1,441

Canadian federal and provincial income tax rates	25.0%	26.5%	25.0%	26.5%

Income tax expense based on Canadian federal and provincial income tax rates	99	167	243	382

Increase (decrease) attributable to:

Impact of foreign exchange on deferred income tax assets and liabilities (note 8(c)(iii))	53	(9)	(2)	(36)

Other impacts of foreign exchange	2	(5)	2	(2)

Non-deductible expenditures	7	10	15	16

Effects of different foreign statutory tax rates on earnings of subsidiaries	-	(15)	13	(18)

Impact of increase in Quebec mining tax rates	-	23	-	23

Non-taxable portion of gains on disposition of securities	-	-	-	(45)

Non-taxable mark-to-market gains on convertible debt	(12)	(7)	(25)	-

Other	(21)	(24)	(20)	(19)

	$128	$140	$226	$301

GOLDCORP    |  16

Second Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

8.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”)

The Company’s financial assets and liabilities classified as at FVTPL are as follows:

	June 30 2012	December 31 2011

Current derivative assets (1)

Foreign currency, heating oil, copper, lead and zinc contracts	$45	$20

Investments in warrants	-	1

	$45	$21

Non-current derivative assets (2)

Foreign currency contracts	$2	$-

Current derivative liabilities

Foreign currency, heating oil, copper, lead and zinc contracts	$(41)	$(28)

Non-financial contract to sell silver to Silver Wheaton (i)	(34)	(37)

	$(75)	$(65)

Non-current derivative liabilities

Non-financial contract to sell silver to Silver Wheaton (i)	$(36)	$(53)

Conversion feature of convertible senior notes	(84)	(184)

	$(120)	$(237)

(1)	Included in other current assets on the Condensed Interim Consolidated Balance Sheets.

(2)	Included in other non-current assets on the Condensed Interim Consolidated Balance Sheets.

In addition, accounts receivable arising from sales of metal concentrates have been designated and classified as at FVTPL by the Company as follows:

	June 30 2012	December 31 2011

Arising from sales of metal concentrates – classified as at FVTPL	$207	$292

Not arising from sales of metal concentrates – classified as loans and receivables	249	181

Accounts receivable	$456	$473

GOLDCORP    |  17

Second Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

The net gains on derivatives for the three and six months ended June 30 were comprised of the following:

	Three Months Ended June 30		Six Months Ended June 30

	2012	2011	2012	2011

Realized gains (losses)

Foreign currency, heating oil, copper, lead, zinc and silver contracts	$4	$4	$9	$1

Non-financial contract to sell silver to Silver Wheaton (i)	(4)	(8)	(9)	(13)

Share purchase warrants	-	33	-	33

	-	29	-	21

Unrealized gains (losses)

Foreign currency, heating oil, copper, lead, zinc and silver contracts	(1)	2	14	12

Investments in warrants	-	(2)	(1)	(5)

Non-financial contract to sell silver to Silver Wheaton (i)	20	18	9	(8)

Share purchase warrants	-	(3)	-	(5)

Conversion feature of convertible senior notes	48	28	100	-

	67	43	122	(6)

	$67	$72	$122	$15

(i)

At June 30, 2012, management estimates that the fair value of the Company’s commitment to deliver 1.5 million ounces of silver to Silver Wheaton Corporation (“Silver Wheaton”) during each of the four contract years ending August 5, 2014 at a fixed price per ounce is $70 million (December 31, 2011 – $90 million). The fair value was estimated as the difference between the forward market prices of silver for the remainder of the four contract years ending August 5, 2014 ranging from $27.63 to $27.73 per ounce (December 31, 2011 – $28.04 to $29.55 per ounce) and the fixed price of $4.04 per ounce, subject to an annual adjustment for inflation, receivable from Silver Wheaton, multiplied by the remaining ounces to be delivered, and discounted using the Company’s after-tax weighted average cost of capital. The remaining total ounces to be delivered by the Company as at June 30, 2012 were 3.1 million ounces (December 31, 2011 – 3.9 million ounces).

GOLDCORP    |  18

Second Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

(b)	Financial assets designated as available-for-sale

The Company’s investments in marketable securities (included in other current assets) amounting to $11 million at June 30, 2012 (December 31, 2011 - $15 million) and other equity securities (classified as non-current) are designated as available-for-sale. The unrealized losses on available-for-sale investments recognized in other comprehensive income for the three and six months ended June 30 were as follows:

	Three Months Ended June 30		Six Months Ended June 30

	2012	2011	2012	2011

Mark-to-market losses on securities	$(88)	$(66)	$(74)	$(136)

Deferred income tax recovery in OCI	10	5	8	12

Unrealized losses on securities, net of tax	(78)	(61)	(66)	(124)

Reclassification adjustment for impairment losses included in net earnings, net of tax of $7 million (2011 - $nil)(i)	50	1	55	1

Reclassification adjustment for realized gains on disposition of securities recognized in net earnings, net of tax of $nil (2011 - $42 million)	-	-	-	(295)

	$(28)	$(60)	$(11)	$(418)

(i)

During the three and six months ended June 30, 2012, the Company recognized additional impairment expense of $57 million and $62 million, respectively, on certain of its equity and marketable securities resulting from continued decline in the market prices of the underlying securities. The mark-to-market losses recognized in OCI during the three and six months ended June 30, 2012 for these securities have been reclassified to net earnings (three and six months ended June 30, 2011 - $1 million).

(c)	Financial instruments and related risks

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.

(i)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. There has been no change in the Company’s objectives and policies for managing this risk during the three and six months ended June 30, 2012.

The outstanding $30 million principal amount of the 1-year convertible note receivable from Primero (“Primero Convertible Note”) matures on August 6, 2012. Primero can elect to repay the Primero Convertible Note in Primero shares or cash. The Company now anticipates Primero to elect to repay the Primero Convertible Note in Primero shares. Based on the closing price of Primero shares on June 30, 2012, the Company anticipates receiving Primero shares valued at $22 million and

GOLDCORP    |  19

Second Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

accordingly, the Company has recognized an impairment expense of $8 million in other expenses for the three months ended June 30, 2012.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. There has been no significant change in the Company’s objectives and policies for managing this risk during the three and six months ended June 30, 2012.

During the three and six months ended June 30, 2012, the Company generated operating cash flows of $554 million and $876 million, respectively (three and six months ended June 30, 2011 – $330 million and $916 million, respectively). At June 30, 2012, the Company held cash and cash equivalents in the amount of $1,221 million (December 31, 2011 – $1,502 million), of which $119 million (December 31, 2011 – $89 million) are held by the Company’s joint ventures and are not available for use by the Company. At June 30, 2012, the Company had working capital of $1,468 million (excluding working capital of the Company’s joint ventures) (December 31, 2011 – $2,045 million) which the Company defines as current assets less current liabilities.

Early in the second quarter of 2012, a new resolution from the Argentinian Ministry of Economy and Public Finance was issued that reduced the time permitted to repatriate export net proceeds from 180 days to 15 days. As a result, Alumbrera, a joint venture of the Company, temporarily suspended shipments while management reviewed the potential impact of the new resolution. On July 17, 2012, a revised resolution was issued, extending the 15 day limit to 180 days, enabling Alumbrera to resume shipments with 30,000 tonnes of concentrate shipped to date. Alumbrera expects to catch up delayed sales during the second half of 2012.

The Argentinean government also has tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation. During the construction of Cerro Negro, these risks are mitigated by the Company’s net investment in Argentina.

At June 30, 2012, the Company had an undrawn $2.0 billion revolving credit facility available. At June 30, 2012, the Company had letters of credit outstanding and secured deposits in the amount of $380 million (December 31, 2011 – $308 million).

At June 30, 2012, the Company’s committed capital expenditures payable over the next twelve months amounted to $1,187 million (December 31, 2011 – $765 million), including $276 million relating to the Cerro Negro project, $192 million relating to the Éléonore project, $157 million relating primarily to the optimization of the processing lines and the Waste Rock Overland Conveyor system at Peñasquito, $59 million relating to the El Morro project and $338 million representing the Company’s share of committed capital expenditures of its associates.

In the opinion of management, the working capital at June 30, 2012, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for 2012 amount to $2.7 billion, 40% of which relate to operations and the remaining 60% to projects (Cerro Negro, Éléonore, Cochenour, El Morro, Camino Rojo and Pueblo Viejo).

For the periods beyond 2012, the Company’s cash flows from operations and available funding under the Company’s loan and credit facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the

GOLDCORP    |  20

Second Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

Company’s gold production growth expected in the next five years, with significant contributions from Red Lake, Pueblo Viejo and Cerro Negro.

(iii)	Market risk

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. There has been no change in the Company’s objectives and policies for managing this risk during the three and six months ended June 30, 2012.

The Company is exposed to currency risk through financial assets and liabilities and deferred income tax assets and liabilities denominated in currencies other than the US dollar (“foreign currencies”).

During the three and six months ended June 30, 2012, excluding the impact of foreign exchange on income taxes, the Company recognized a net foreign exchange loss of $8 million and a net foreign exchange gain of $1 million (included in other (expenses)/income), respectively (three and six months ended June 30, 2011 – net gain of $9 million and $23 million, respectively). Based on the Company’s net exposure (excluding exposures relating to income taxes) at June 30, 2012, a 10% depreciation or appreciation of the foreign currencies against the US dollar would result in an approximate $2 million increase or decrease in the Company’s after-tax net earnings, respectively.

During the three and six months ended June 30, 2012, the Company recognized a net foreign exchange loss of $54 million and $3 million (included in income tax expense), respectively, on income taxes receivable/(payable) and deferred income taxes (three and six months ended June 30, 2011 – net gain of $17 million and $33 million, respectively). Based on the Company’s net exposure relating to income taxes at June 30, 2012, a 10% depreciation or appreciation of the foreign currencies against the US dollar would result in an approximate $101 million decrease or increase in the Company’s after-tax net earnings, respectively.

During the three and six months ended June 30, 2012 and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk primarily on its outstanding borrowings, undrawn revolving credit facility, its share of the Pueblo Viejo project financing and credit facility and its cash and cash equivalents.

There has been no significant change in the Company’s exposure to interest rate risk and there has been no change to its objectives and policies for managing these risks during the three and six months ended June 30, 2012.

Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to price risk during the three and six months ended June 30, 2012.

GOLDCORP    |  21

Second Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

9.	SHARE-BASED COMPENSATION AND OTHER RELATED INFORMATION

(a)	Stock options

There were no stock options granted during the three months ended June 30, 2012. The Company granted 1.5 million stock options to its employees and officers during the three months ended March 31, 2012, which vest over a period of 3 years, are exercisable at C$48.72 per option, expire in 2017, and had a total fair value of $18 million at the date of grant for the estimated number of stock options expected to vest ($13.00 per option). The Company granted 0.1 million stock options during the three months ended June 30, 2011, which vest over a period of 3 years, are exercisable at C$46.76 per option, expire in 2016 and had a total fair value of $1 million at the date of grant for the estimated number of stock options expected to vest ($13.51 per option). There were 5.9 million stock options granted during the three months ended March 31, 2011, which vest over a period of 3 years, are exercisable at C$48.16 per option, expire in 2016 and had a total fair value of $79 million at the date of grant for the estimated number of stock options expected to vest ($14.49 per option).

The fair value of stock options granted during the three months ended March 31, 2012 was calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2012		2011

Expected life		3 years		3 years

Expected volatility		37.6%		42.7%

Expected dividend yield		<1.1%		<1.0%

Estimated forfeiture rate		9.0%		9.0%

Risk-free interest rate		1.1%		2.0%

Weighted average share price	C$	48.72	C$	48.15

The expected volatility assumption is based on the historical and implied volatility of Goldcorp’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves for Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

The following table summarizes the changes in outstanding stock options during the six months ended June 30, 2012 and 2011:

	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)

At January 1, 2012	17,574	$41.49

Granted	1,536	48.72

Exercised	(276)	34.85

Forfeited	(584)	46.28

At June 30, 2012	18,250	$42.04

At January 1, 2011	15,693	$37.41

Granted	5,993	48.15

Exercised	(1,156)	32.48

Forfeited	(266)	39.90

At June 30, 2011	20,264	$40.83

GOLDCORP    |  22

Second Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

During the three and six months ended June 30, 2012, the weighted average share price at the date stock options were exercised was C$38.90 and C$42.66, respectively (three and six months ended June 30, 2011 – C$48.55 and C$46.37, respectively).

The following table summarizes information about the Company’s stock options outstanding at June 30, 2012:

	Options Outstanding			Options Exercisable
Exercise Prices (C$/option)	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)	Options Outstanding and Exercisable (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)
$16.87 - $19.23	733	$18.51	2.5	733	$18.51	2.5
$24.40 - $25.71	639	25.64	4.9	639	25.64	4.9
$28.84 - $31.93	646	31.02	4.0	646	31.02	4.0
$34.39 - $37.82	2,519	35.71	1.9	2,519	35.71	1.9
$39.36 - $40.79	1,963	39.78	1.0	1,936	39.76	1.0
$44.50 - $46.76	4,797	44.53	2.9	3,033	44.52	2.9
$48.16 - $48.72	6,953	48.28	3.9	1,832	48.16	3.7
	18,250	$42.04	3.0	11,338	$38.82	2.6

(b)	Restricted share units (“RSUs”)

The Company issued 36,495 RSUs during the three months ended June 30, 2012, of which 35,000 vested immediately, with the remainder vesting over 3 years. The total fair value for the RSUs issued was $1 million at the date of issuance (weighted average fair value per RSU - $38.26), measured based on the market value of the underlying shares at the date of issuance. There were 1.2 million RSUs granted during the three months ended March 31, 2012, which vest over 3 years and had a total fair value of $51 million at the date of issuance for the estimated number of RSUs expected to vest (weighted average fair value per RSU – $48.80).

The Company issued 32,500 RSUs during the three months ended June 30, 2011, of which 31,500 vested immediately, with the remainder vesting over 3 years. The total fair value for the RSUs issued was $2 million at the date of issuance (weighted average fair value per RSU – $48.69). There were 0.5 million RSUs issued during the three months ended March 31, 2011, which vest over three years and had a total fair value of $22 million at the date of issuance (weighted average fair value per RSU – $49.58). At June 30, 2012, there were 1.5 million RSUs outstanding (December 31, 2011 – 0.7 million).

(c)	Stock options and restricted share units compensation expense

Total stock options and RSUs vested during the three and six months ended June 30, 2012 and recorded as share-based compensation expense, included in corporate administration in the Condensed Interim Consolidated Statements of Earnings, with a corresponding credit to shareholders’ equity was $24 million and $48 million, respectively (three and six months ended June 30, 2011 - $29 million and $49 million, respectively).

(d)	Performance share units (“PSUs”) compensation

There were no PSUs issued during the three months ended June 30, 2012 and 2011. During the three months ended March 31, 2012, the Company issued 0.2 million PSUs with a total fair value of $8 million at the date of issuance. During the three months ended March 31, 2011, the Company issued 0.3 million PSUs with a total fair value of $15 million at the date of issuance.

GOLDCORP    |  23

Second Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

The grant date fair value of PSUs issued during the three months ended March 31, 2012 was calculated using a binomial pricing model with the following weighted average assumptions:

	2012		2011

Expected life		3 years		3 years

Expected volatility		37.2%		24.6%

Expected dividend yield		<1.0%		<1.0%

Estimated forfeiture rate		9.0%		9.1%

Risk-free interest rate		1.1%		3.4%

Weighted average share price	C$	47.41	C$	43.73

Total share-based compensation included in corporate administration in the Condensed Interim Consolidated Statements of Earnings relating to PSUs for the three and six months ended June 30, 2012 and recorded in liabilities was a recovery of $2 million and an expense of $2 million, respectively (three and six months ended June 30, 2011 – expense of $2 million and $4 million, respectively).

At June 30, 2012, the carrying amount of PSUs outstanding and included in other non-current liabilities was $9 million (December 31, 2011 – $7 million). At June 30, 2012, the total intrinsic value of PSUs outstanding and vested was $nil (December 31, 2011 – $nil).

(e)	Employee share purchase plan

During the three and six months ended June 30, 2012, the Company recorded compensation expense of $1 million and $2 million, respectively (three and six months ended June 30, 2011 – $1 million and $2 million, respectively), in corporate administration in the Condensed Interim Consolidated Statements of Earnings, representing the Company’s contributions to the employee share purchase plan.

(f)	Issued share capital

The Company has an unlimited number of authorized shares. As at June 30, 2012, the Company has 46.5 million and 4.2 million common shares reserved in connection with the exercise of stock options and the vesting of RSUs, respectively.

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Second Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

10.	PER SHARE INFORMATION

Net earnings per share for the three and six months ended June 30 was calculated based on the following:

	Three Months Ended June 30		Six Months Ended June 30

	2012	2011	2012	2011

Basic net earnings	$ 268	$ 489	$ 747	$ 1,140

Effect of dilutive securities:

Share purchase warrants – change in fair value recognized in net earnings	-	(30)	-	(28)

Conversion feature of convertible senior notes – change in fair value recognized in earnings	(48)	(28)	(100)	-

Diluted net earnings	$ 220	$ 431	$ 647	$ 1,112

Net earnings per share for the three and six months ended June 30 was calculated based on the following:

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2012	2011	2012	2011

Basic weighted average number of shares outstanding	810,420	800,830	810,233	799,653

Effect of dilutive securities:

Stock options	939	3,218	1,390	2,649

RSUs	1,491	731	1,491	731

Share purchase warrants	-	834	-	313

Convertible senior notes	18,108	17,975	18,073	17,975

Diluted weighted average number of shares outstanding	830,958	823,588	831,187	821,321

The weighted average number of stock options outstanding during the three and six months ended June 30, 2012 was 18.2 million and 17.8 million, respectively (three and six months ended June 30, 2011 – 20.2 million and 18.0 million, respectively), of which 4.5 million and 6.5 million, respectively, were dilutive (three and six months ended June 30, 2011 – 20.2 million and 14.3 million, respectively) and included in the above tables. The effect of the remaining 13.7 million and 11.3 million stock options, respectively (three and six months ended June 30, 2011 – nil and 3.7 million, respectively), was anti-dilutive because the underlying exercise prices exceeded the average market price of the underlying common shares of C$38.90 and C$42.66, respectively (three and six months ended June 30, 2011 – C$48.55 and C$46.37, respectively).

All of the Company’s share purchase warrants were exercised or expired during the three months ended June 30, 2011.

Dividends declared:

During the three and six months ended June 30, 2012, the Company declared and paid to its shareholders dividends of $0.135 and $0.27 per share, respectively, for total dividends of $110 million and $219 million, respectively (three and six months ended June 30, 2011 - $0.09 and $0.18 per share, respectively, for total dividends of $82 million and $157 million, respectively). For the period July 1, 2012 to July 25, 2012, the Company declared dividends payable of $0.045 per share for total dividends of approximately $36 million.

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Second Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

11.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011

Change in operating working capital

Accounts receivable	$230	$(142)	$2	$(77)

Inventories and stockpiled ore	(88)	(25)	(91)	(74)

Accounts payable and accrued liabilities	(63)	19	(38)	(37)

Income taxes payable	(31)	(226)	15	(55)

Other	(14)	(13)	(12)	(21)

	$34	$(387)	$(124)	$(264)
	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011

Operating activities include the following cash received (paid):

Interest received	$2	$1	$3	$2

Interest paid	(1)	(2)	(1)	(2)

Income taxes received	28	-	28	-

Income taxes paid	(123)	(272)	(327)	(362)

Investing activities include the following cash received (paid):

Purchases of available-for-sale securities	(3)	(9)	(7)	(15)

Purchases of money-market investments	-	(15)	(10)	(15)

Net proceeds from the disposition of Osisko shares	-	-	-	519

Proceeds from the maturity of money-market investments	10	-	283	-

Investing activities of discontinued operations include the following cash received (paid):

Principal repayment on promissory note receivable from Primero	-	-	5	-

Income taxes paid	-	(88)	-	(88)

			June 30 2012	December 31 2011
Cash and cash equivalents (a) are comprised of:

Cash			$182	$160

Short-term money market investments			1,039	1,342

			$1,221	$1,502

(a)	At June 30, 2012, $119 million (December 31, 2011 – $89 million) of cash and cash equivalents are held by the Company’s joint ventures and are not available for use by the Company.

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Second Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

12.	CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

(a)

On June 26, 2012, the Ontario Superior Court of Justice dismissed the claims of Barrick Gold Corporation (“Barrick”) seeking to declare unlawful and ineffective the transactions announced by Goldcorp and New Gold Inc. (“New Gold”) on January 7, 2010 with respect to the acquisition of the El Morro project in Chile. Goldcorp acquired 70% of the El Morro project from a subsidiary of New Gold, which acquired the El Morro project from Xstrata Copper Chile S.A. (“Xstrata”) pursuant to the exercise of a right of first refusal. The right of first refusal came into effect on October 12, 2009 when Barrick entered into an agreement with Xstrata to acquire Xstrata’s 70% interest in the El Morro project. New Gold owns 30% of the project.

On May 26, 2011, the Comunidad Agrícola Los Huasco Altinos (“CAHA”) filed a legal proceeding (“Recurso de Proteccion”) requesting the invalidation of the resolution approving the El Morro project’s Environmental Impact Study that was issued by the Chilean environmental authority on March 14, 2011. El Morro participated in this action as an interested party/beneficiary of the administrative environmental authorization. On April 27, 2012, the Supreme Court of Chile affirmed the relief granted by the Court of Appeals and suspended the approval resolution until specific deficiencies are corrected by the Chilean environmental authority (“SEA”). On June 22, 2012, the SEA initiated the administrative process to address the deficiencies identified by the courts. El Morro is co-operating with the SEA to ensure that deficiencies are fully and appropriately addressed.

(b)

In April 2010, Pueblo Viejo Dominicana Corporation (“PVDC”), the entity that owns the Pueblo Viejo project, received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. De Pena Garcia Inc., Miguel De Pena and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an amparo remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action. PVDC requested the Supreme Court in Santo Domingo to change the venue and the 9th Criminal Court of Santo Domingo was appointed to decide on the matter of Fundacion Amigo de Maimon Inc. No other procedure has occurred. As for Miguel De Pena, the Supreme Court annulled the judgment of the trial court of Cotui against PVDC which ordered PVDC to restore possession of Parcel 451-K to Miguel De Pena. The case was sent to a new trial court for issuance of ruling. The trial court ruled in favour of PVDC. Miguel De Pena has appealed the decision and such appeal is pending to be ruled by the Constitutional Court. Miguel De Pena also initiated litigation against PVDC to collect approximately $2 million and the 9th Criminal Court rejected the claim. Miguel De Pena also filed a criminal action against PVDC for property violation and the Trial Court of Cotui rejected the action. Miguel De Pena appealed the decision and the Appellate Court found that the Trial Judge committed procedural mistakes and remanded the action to a new Trial Court where the matter is pending.

In March 2012, Maria de la Cruz filed a damage and compensation claim against PVDC, its Directors and the Dominican Government. De la Cruz alleges personal and property damages due to environmental contamination and is seeking a compensation of approximately $7 million and remediation of environmental contamination, which includes historic contamination resulting from the operations of the Pueblo Viejo Mine by Rosario Dominicana (a company operated and owned by the Dominican Government) for which PVDC is not responsible in accordance with the Special Lease Agreement executed with the Dominican Government. Maria de la Cruz alone and together with her husband previously filed similar actions against PVDC and its Directors which the Trial Court declared invalid due to procedural reasons. PVDC intends to vigorously defend the action.

GOLDCORP    |  27

CORPORATE OFFICE

Park Place

Suite 3400 – 666 Burrard Street

Vancouver, BC V6C 2X8 Canada

Tel:     (604) 696-3000

Fax:    (604) 696-3001

www.goldcorp.com

TORONTO OFFICE

Suite 3201 – 130 Adelaide Street West

Toronto, ON M5H 3P5 Canada

Tel:     (416) 865-0326

Fax:    (416) 359-9787

RENO OFFICE

Suite 310 – 5190 Neil Road

Reno, NV 89502 United States

Tel:     (775) 827-4600

Fax:    (775) 827-5044

MEXICO OFFICE

Paseo de las Palmas 425 - 15

Lomas de Chapultepec

11000 Mexico, D.F.

Tel:    52 (55) 5200-9600

GUATEMALA OFFICE

5ta avenida 5-55 zona 14 Europlaza

Torre 1 Nivel 6 oficina 601

Guatemala City

Guatemala, 01014

Tel:    502 2329 2600

ARGENTINA OFFICE

Maipu 255, Piso 12

C1084ABE Capital Federal

Buenos Aires, Argentina

Tel:    54 114 323 7000

CHILE OFFICE

Avda. Apoquindo 4501, oficina 703

Las Condes

Santiago 7580125, Chile

Tel:    562 898 9300

STOCK EXCHANGE LISTING

Toronto Stock Exchange: G

New York Stock Exchange: GG

TRANSFER AGENT

CIBC Mellon Trust Company

(Canadian Stock Transfer Company Inc. acts as

Administrative Agent for CIBC Mellon Trust Company)

Suite 1600 – 1066 West Hastings Street

Vancouver, BC V6E 3X1 Canada

Toll free in Canada and the US:

      (800) 387-0825

Outside of Canada and the US:

      (416) 643-5500

inquiries@cibcmellon.com

www.canstockta.com

AUDITORS

Deloitte & Touche LLP

Vancouver, BC

INVESTOR RELATIONS

Jeff Wilhoit

Vice President, Investor Relations

Toll free:    (800) 567-6223

Email:         info@goldcorp.com

REGULATORY FILINGS

The Company’s filings with the Ontario Securities

Commission can be accessed on SEDAR at

www.sedar.com.

The Company’s filings with the US Securities and

Exchange Commission can be accessed on EDGAR

at www.sec.gov.

GOLDCORP    |  28